UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 6, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___      Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                  No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.	A news release dated 9 January 2012 entitled ‘Expanding Partner Markets to Drive International Growth’

2.	Stock Exchange Announcement dated 4 January 2012 entitled ‘Transactions in Own Securities’

3.	Stock Exchange Announcement dated 5 January 2012 entitled ‘Transactions in Own Securities’

4.	Stock Exchange Announcement dated 6 January 2012 entitled ‘Transactions in Own Securities’

5.	Stock Exchange Announcement dated 9 January 2012 entitled ‘Transactions in Own Securities’

6.	Stock Exchange Announcement dated 10 January 2012 entitled ‘Transactions in Own Securities’

7.	Stock Exchange Announcement dated 11 January 2012 entitled ‘Transactions in Own Securities’

8.	Stock Exchange Announcement dated 12 January 2012 entitled ‘Transactions in Own Securities ‘

9.	Stock Exchange Announcement dated 13 January 2012 entitled ‘Transactions in Own Securities’

10.	Stock Exchange Announcement dated 16 January 2012 entitled ‘Transactions in Own Securities’

11.	Stock Exchange Announcement dated 17 January 2012 entitled ‘Transactions in Own Securities’

12.	Stock Exchange Announcement dated 18 January 2012 entitled ‘Transactions in Own Securities’

13.	Stock Exchange Announcement dated 18 January 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons ‘

14.	Stock Exchange Announcement dated 19 January 2012 entitled ‘Transactions in Own Securities’

15.	Stock Exchange Announcement dated 20 January 2012 entitled ‘Transactions in Own Securities’

16.	Stock Exchange Announcement dated 24 January 2012 entitled ‘Transactions in Own Securities’

17.	Stock Exchange Announcement dated 25 January 2012 entitled ‘Transactions in Own Securities’

18.	Stock Exchange Announcement dated 26 January 2012 entitled ‘Transactions in Own Securities’

19.	Stock Exchange Announcement dated 27 January 2012 entitled ‘Transactions in Own Securities’

20.	Stock Exchange Announcement dated 31 January 2012 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

9 January 2012

EXPANDING PARTNER MARKETS TO DRIVE INTERNATIONAL GROWTH

•           12 Partner Market agreements in six months extend international reach of Vodafone brand

•           SFR relationship fully operational

•           New partner market relationship established in French Polynesia

Vodafone today marked the tenth anniversary of its Partner Markets division by unveiling plans to further expand its international presence through mobile operator relationships across the widest possible geographic footprint.

In the last six months alone, Vodafone has established or renewed agreements with 12 companies including SFR and members of the Conexus Mobile Alliance in the Asia-Pacific region.  Vodafone Partner Markets now intends to further expand into Asia and South America in 2012 and beyond to meet the growing demand among multinational businesses for sophisticated voice and data communications solutions as well as advanced roaming services.

Separately, Vodafone also announced that its partner market relationship with SFR in France is fully operational and unveiled a new strategic partnership with Pacific Mobile Telecom of French Polynesia, extending the Vodafone brand to one of the most remote territories in the Asia-Pacific region.

Vodafone Partner Markets CEO Ravinder Takkar said: “Over the past ten years, Vodafone has entered into partnerships with mobile operators in more than 40 markets. These strategic relationships are good for partners and good for customers. They offer the best of Vodafone’s scale and global expertise combined with our partners’ market knowledge and experience. Our Partner Markets division has grown rapidly in recent years, and we look forward to further expansion into emerging markets.”

Vodafone and SFR entered into a Partner Market agreement in June 2011 after the sale of Vodafone’s 44% stake in SFR to Vivendi. The two companies will also jointly source and deploy a full range of products and services targeted at enterprise markets.

SFR Business Team CEO Pierre Barnabé said: “This is the extension of the long-standing partnership with Vodafone. Together, we will manage the global requirements of French multinational companies at a time when effective communications are becoming ever more important in determining business success.”

Tahiti-based Pacific Mobile Telecom is a new start-up operator which will now adopt the Vodafone global brand as it establishes a new 3G network in French Polynesia - a market which until now has had only one incumbent telecommunications company.

Pacific Mobile Telecom President Albert Moux said: “With dedicated support from Vodafone, we plan an aggressive network rollout and intend to be fully operational within one year. As the in-country challenger, we believe that rapid growth can be achieved with a high-quality network, attractive retail offers and excellent products and services, all underpinned by the Vodafone brand.”

Vodafone Partner Markets are a series of strategic alliances between Vodafone Group and local mobile network operators which Vodafone does not own. The agreements offer Vodafone customers simple and reliable connectivity when roaming internationally, with consistent and familiar access to Vodafone services worldwide. Partner Markets agreements vary from full Vodafone branding arrangements under licence through to product branding, roaming and service resale agreements.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 391 million customers in its controlled and jointly controlled markets as at 30 September 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide.  For more information, please visit www.vodafone.com

4 January 2012

RNS:  8878U

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 January 2012

Number of ordinary shares transferred:	156,725

Highest transfer price per share:	178.95p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 3,642,540,273 of its ordinary shares in treasury and has 50,172,358,116 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

5 January 2012

RNS: 0152V

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	4 January 2012

Number of ordinary shares purchased:	6,900,000

Highest purchase price paid per share:	182.4p

Lowest purchase price paid per share:	179.85p

Volume weighted average price per share:	181.2123p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,177,299,938 shares at a cost (including dealing and associated costs) of £1,982,073,906.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 January 2012

Number of ordinary shares transferred:	441,637

Highest transfer price per share:	178.9p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 3,648,998,636 of its ordinary shares in treasury and has 50,165,901,123 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

6 January 2012

RNS: 0921V

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	5 January 2012

Number of ordinary shares purchased:	14,100,000

Highest purchase price paid per share:	179.45p

Lowest purchase price paid per share:	175.5p

Volume weighted average price per share:	176.6042p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,191,399,938 shares at a cost (including dealing and associated costs) of £2,007,104,585.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 January 2012

Number of ordinary shares transferred:	1,390,021

Highest transfer price per share:	180.75p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 3,661,708,615 of its ordinary shares in treasury and has 50,153,191,144 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

9 January 2012

RNS:  1510V

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 January 2012

Number of ordinary shares transferred:	82,777

Highest transfer price per share:	180p

Lowest transfer price per share:	180p

Following the above transfer, Vodafone holds 3,661,625,838 of its ordinary shares in treasury and has 50,153,273,921 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

10 January 2012

RNS:  2494V

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	9 January 2012

Number of ordinary shares purchased:	14,100,000

Highest purchase price paid per share:	180.9p

Lowest purchase price paid per share:	176.85p

Volume weighted average price per share:	178.1886p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,205,499,938 shares at a cost (including dealing and associated costs) of £2,032,359,827.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 January 2012

Number of ordinary shares transferred:	182,854

Highest transfer price per share:	179.5p

Lowest transfer price per share:	177.3p

Following both the above transactions, Vodafone holds 3,675,542,984 of its ordinary shares in treasury and has 50,139,356,775 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

11 January 2012

RNS: 3326V

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	10 January 2012

Number of ordinary shares purchased:	9,700,000

Highest purchase price paid per share:	179.6p

Lowest purchase price paid per share:	177p

Volume weighted average price per share:	178.4429p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,215,199,938 shares at a cost (including dealing and associated costs) of £2,049,758,796.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 January 2012

Number of ordinary shares transferred:	92,382

Highest transfer price per share:	179.5p

Lowest transfer price per share:	179.5p

Following both the above transactions, Vodafone holds 3,685,150,602 of its ordinary shares in treasury and has 50,129,749,157 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

12 January 2012

RNS: 4131V

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	11 January 2012

Number of ordinary shares purchased:	6,700,000

Highest purchase price paid per share:	180p

Lowest purchase price paid per share:	177.6p

Volume weighted average price per share:	178.8877p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,221,899,938 shares at a cost (including dealing and associated costs) of £2,061,806,597.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 January 2012

Number of ordinary shares transferred:	6,000

Highest transfer price per share:	177.1p

Lowest transfer price per share:	177.1p

Following both the above transactions, Vodafone holds 3,691,844,602 of its ordinary shares in treasury and has 50,123,055,157 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

13 January 2012

RNS: 4571V

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 January 2012

Number of ordinary shares transferred:	52,592

Highest transfer price per share:	178.75p

Lowest transfer price per share:	178.75p

Following the above transfer, Vodafone holds 3,691,792,010 of its ordinary shares in treasury and has 50,123,107,749 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

16 January 2012

RNS: 5635V

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	13 January 2012

Number of ordinary shares purchased:	17,000,000

Highest purchase price paid per share:	181.45p

Lowest purchase price paid per share:	173.55p

Volume weighted average price per share:	176.8331p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,238,899,938 shares at a cost (including dealing and associated costs) of £2,092,024,546.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 January 2012

Number of ordinary shares transferred:	260,407

Highest transfer price per share:	180.5p

Lowest transfer price per share:	179.3p

Following both the above transactions, Vodafone holds 3,708,531,603 of its ordinary shares in treasury and has 50,106,368,156 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

17 January 2012

RNS: 6519V

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	16 January 2012

Number of ordinary shares purchased:	6,500,000

Highest purchase price paid per share:	175.8p

Lowest purchase price paid per share:	173.65p

Volume weighted average price per share:	174.897p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,245,399,938 shares at a cost (including dealing and associated costs) of £2,103,451,967.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	16 January 2012

Number of ordinary shares transferred:	136,088

Highest transfer price per share:	179.5p

Lowest transfer price per share:	175p

Following both the above transactions, Vodafone holds 3,714,895,515 of its ordinary shares in treasury and has 50,100,004,244 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

18 January 2012

RNS: 7236V

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	17 January 2012

Number of ordinary shares purchased:	8,000,000

Highest purchase price paid per share:	177.3p

Lowest purchase price paid per share:	173.9p

Volume weighted average price per share:	175.4051p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,253,399,938 shares at a cost (including dealing and associated costs) of £2,117,557,344.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 January 2012

Number of ordinary shares transferred:	41,424

Highest transfer price per share:	175p

Lowest transfer price per share:	175p

Following both the above transactions, Vodafone holds 3,722,854,091 of its ordinary shares in treasury and has 50,092,045,668 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Released 18 January 2012

at 11:18

RNS: 7631V

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 17 January 2012 by Computershare Trustees Limited that on 12 January 2012 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 180.5p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes *	138
Andrew Halford*	138
Matthew Kirk	138
Ronald Schellekens	138

* Denotes Director of the Company

19 January 2012

RNS: 8022V

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	18 January 2012

Number of ordinary shares purchased:	6,600,000

Highest purchase price paid per share:	176.45p

Lowest purchase price paid per share:	174.6p

Volume weighted average price per share:	175.3671p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,259,999,938 shares at a cost (including dealing and associated costs) of £2,129,191,760.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	18 January 2012

Number of ordinary shares transferred:	5,737

Highest transfer price per share:	175.85p

Lowest transfer price per share:	175.85p

Following both the above transactions, Vodafone holds 3,729,448,354 of its ordinary shares in treasury and has 50,085,451,405 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

20 January 2012

RNS: 8789V

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	19 January 2012

Number of ordinary shares purchased:	11,700,000

Highest purchase price paid per share:	175.35p

Lowest purchase price paid per share:	172.5p

Volume weighted average price per share:	174.0158p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,271,699,938 shares at a cost (including dealing and associated costs) of £2,149,657,481.

Following the purchase of these shares, Vodafone holds 3,741,148,354 of its ordinary shares in treasury and has 50,073,752,975 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

24 January 2012

RNS: 0389W

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	23 January 2012

Number of ordinary shares purchased:	9,600,000

Highest purchase price paid per share:	179.7p

Lowest purchase price paid per share:	177.25p

Volume weighted average price per share:	178.7533p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,281,299,938 shares at a cost (including dealing and associated costs) of £2,166,907,032.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 January 2012

Number of ordinary shares transferred:	229,219

Highest transfer price per share:	177.05p

Lowest transfer price per share:	174.5p

Following both the above transactions, Vodafone holds 3,750,519,135 of its ordinary shares in treasury and has 50,064,382,194 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

25 January 2012

RNS: 1131W

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	24 January 2012

Number of ordinary shares purchased:	12,500,000

Highest purchase price paid per share:	177.7p

Lowest purchase price paid per share:	174.8p

Volume weighted average price per share:	176.2439p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,293,799,938 shares at a cost (including dealing and associated costs) of £2,189,052,079.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	24 January 2012

Number of ordinary shares transferred:	36,846

Highest transfer price per share:	177.05p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 3,762,982,289 of its ordinary shares in treasury and has 50,051,919,040 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

26 January 2012

RNS: 1893W

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	25 January 2012

Number of ordinary shares purchased:	13,300,000

Highest purchase price paid per share:	176.3p

Lowest purchase price paid per share:	173.9p

Volume weighted average price per share:	174.8549p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,307,099,938 shares at a cost (including dealing and associated costs) of £2,212,428,712.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 January 2012

Number of ordinary shares transferred:	43,381

Highest transfer price per share:	179.5p

Lowest transfer price per share:	178.85p

Following both the above transactions, Vodafone holds 3,776,238,908 of its ordinary shares in treasury and has 50,038,662,421 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

27 January 2012

RNS: 2660W

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	26 January 2012

Number of ordinary shares purchased:	12,900,000

Highest purchase price paid per share:	175p

Lowest purchase price paid per share:	172.85p

Volume weighted average price per share:	173.719p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,319,999,938 shares at a cost (including dealing and associated costs) of £2,234,954,994.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 January 2012

Number of ordinary shares transferred:	29,026

Highest transfer price per share:	176.25p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 3,789,109,882 of its ordinary shares in treasury and has 50,025,793,927 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

31 January 2012

RNS: 4258W

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	30 January 2012

Number of ordinary shares purchased:	8,800,000

Highest purchase price paid per share:	173.7p

Lowest purchase price paid per share:	171.5p

Volume weighted average price per share:	172.6112p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 1,328,799,938 shares at a cost (including dealing and associated costs) of £2,250,223,768.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 January 2012

Number of ordinary shares transferred:	53,276

Highest transfer price per share:	174.55p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 3,797,856,606 of its ordinary shares in treasury and has 53,814,903,809 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 50,017,047,203 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 50,017,047,203.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 6, 2012	By: /s/	R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary